Hollysys Automation Technologies Secures Exclusivity Supplier Status of Its Nuclear Non-Safety Product through 10% Divestiture of Its Nuclear JV

Beijing, China – November 23, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that it has signed an agreement with China Nuclear Power Engineering Co., Ltd. (CNPEC), a wholly-owned subsidiary of China Guangdong Nuclear Power Holdings Corporation (CGNPC), to sell 10% of its holdings of China Techenergy Co., Ltd. (CTEC) to CNPEC for RMB 27.8 million.

Pursuant to the terms of stock purchase agreement and associated cooperation agreement, CNPEC is committed to purchase the complete suite of non-safety automation and control products from Hollysys on exclusive basis. This transaction will reduce Hollysys’ ownership in CTEC from 50% to 40% and increase CNPEC’s ownership from 50% to 60%, which will result in investment income of approximately RMB 13.0 million for Hollysys.

Dr. Changli Wang, Hollysys Chairman and CEO, commented: “We are very pleased to secure our exclusivity supplier status of our nuclear non-safety automation and control products for all the nuclear reactors commissioned by CNPEC. We expect to see our per reactor revenue increased significantly due to expanded nuclear non-safety offerings from previously provided DCS modules to the complete suite of automation and control products in two years, while CTEC will concentrate on its proprietary nuclear safety automation and controls. Given the right opportunities, Hollysys will also be able to further expand its proprietary non-safety automation and control solution market together with CTEC both in Chinese and international market.  The divestiture transaction strengthens our cooperation with CGNPC, streamlines business focuses between Hollysys and CTEC, and further enhances leadership and profitability of our nuclear business, which we believe will be value creating for our shareholders.”

About China Guangdong Nuclear Power Holding Corporation (CGNPC)
China Guangdong Nuclear Power Holding Co., Ltd (CGNPC) is a state-owned nuclear power corporation under Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business.  With CGNPC as its core enterprise, China Guangdong Nuclear Power Group (CGNPG) is comprised of more than twenty wholly-owned or controlling subsidiaries. CGNPG holds approximately 60% of China’s nuclear power reactors market share in construction.

About China Nuclear Power Engineering Co., Ltd. (CNPEC)
China Nuclear Power Engineering Co., Ltd. (CNPEC) is one of the main subsidiaries of CGNPG. Founded in 2004, CNPEC is specialized in nuclear power plant engineering construction, management, consulting, project supervision and etc. The projects CNPEC was commissioned to construct include Dayawan, Lingao, Hongyanhe, Ningde Nuclear Power Plants and others.

About China Techenergy Co., Ltd. (CTEC)
China Techenergy Co., Ltd. (CTEC) is a joint venture co-funded by China Nuclear Power Engineering Co., Ltd. (CNPEC) and Beijing Hollysys Co., Ltd. (Hollysys) in October, 2005. The company is engaged in engineering design of digital Instrument &Control systems, system integration, and technical services for nuclear power plants in China. Since its inception, the company has been dedicated to assimilating cutting-edge technologies from global renowned nuclear players through project cooperation and technical exchanges, and developing its proprietary technologies for the nuclear safety-level control. CTEC employs over 700 people and has over ten years of professional experience in nuclear power I&C systems in all nuclear power plants in China either under construction or already in service. CTEC has China's first-ever permit to design and manufacture its proprietary nuclear island automation and control systems granted by National Nuclear Safety Administration of China (NNSA).

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com